Bruker BioSciences Corporation
40 Manning Road
Billerica, MA 01821

January 11, 2008

Mail Stop 6010

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:
Ms. Peggy Fisher,
Assistant Director
Mr. Geoffrey Kruczek,
Attorney

Re:
Bruker BioSciences Corporation
Preliminary Proxy Statement on Schedule 14A
Filed December 11, 2007
File No. 000-30833

Dear Ms. Fisher and Mr. Kruczek,

        This letter sets forth the response of Bruker BioSciences Corporation (the "Company") to the comments contained in your letter dated January 3, 2008 relating to the Company's Preliminary Proxy Statement on Schedule 14A filed December 11, 2007 (the "Preliminary Proxy"). For ease of reference, we have reproduced your comments in italics below.

Summary Term Sheet, page 1

1.
Please expand the last bullet point on page 2 to disclose that Dirk Laukien is one of the two candidates for election to your board.

Response

        We have expanded the last bullet point on page 2 of the Preliminary Proxy to disclose that Dirk Laukien is one of the candidates nominated for election to the Company's board of directors.

Q: What stockholder approvals are needed...? Page 4

2.
Please revise to clarify, if true, that under the terms of the transaction agreements the requirement to obtain the affirmative vote of a majority of shares held by persons unaffiliated with the Laukien family may be waived by the parties. Please also disclose the registrant's intent in this regard if a majority of unaffiliated shareholders do not approve the transaction.

Response

        It is a condition of each of the transaction agreements that the transactions contemplated therein are approved by holders of shares of Bruker BioSciences Corporation common stock who are unaffiliated with the Laukien family shareholders and who represent at least a majority of the total votes cast at the Special Meeting of Stockholders. This condition cannot be waived by the parties. Thus, in the event the proposed transactions are not approved by a majority of the unaffiliated stockholders who are present and acting at the Special Meeting, the transactions will not be consummated.

Securities and Exchange Commission
January 11, 2008

        We have expanded our answer to this question to clarify the effect of failing to receive the required approval of each of the transactions of a majority of votes represented by unaffiliated stockholders who are present and acting at the Special Meeting.

Interests of Directors and Executive Officers in the combination, page 10

3.
Expand to quantify the benefits to be received by each of the Laukien family members who are also officers and/or directors of the registrant and the Laukien family members as a whole.

Response

        We have expanded our disclosure on page 10 of the Preliminary Proxy to include a chart detailing the consideration to be received by each of the Laukien family members who are also directors and/or officers of the Company and of the Laukien family members as a whole.

Some directors and executive officers..., page 20

4.
We note the last sentence of this risk factor. It is unclear why the conflicts of interest of the Laukien family are relevant to shareholders' consideration of the recommendations of the special committee and the board, given your disclosure that each body consisted solely of directors who were independent of the Laukien family when the transactions were negotiated and voted upon. Do you mean that shareholders should consider these interests and how they may diverge from their own in determining whether to approve the acquisitions? Please revise to clarify the risk presented to your investors.

Response

        We have revised the last sentence of this risk factor to clarify that stockholders should take into account the potential conflicts of interest of the Laukien family shareholders when considering whether to approve the transactions. The risk posed to investors by the potential conflicts of interest of the Laukien shareholders is among the considerations we believe the unaffiliated stockholders should weigh in determining how to vote on the proposed transactions.

Background of the Combination, page 27

5.
We note that your disclosure in this section does not describe how the total value and form of the consideration to be issued was determined. For example, you refer to preliminary or proposed valuations from at least September 19 through October 9, 2007 without identifying the amounts and forms of consideration proposed by each party. Please expand to disclose the specific amounts and forms of each type of consideration proposed by the parties during the negotiations.

Response

        The disclosures appearing on pages 29 and 30 of the Preliminary Proxy have been revised in response to the Staff's comment.

Securities and Exchange Commission
January 11, 2008

6.
We note your disclosure on page 68 that prior to signing the acquisition agreement, Bruker BioSpin declared a cash dividend that will be paid to the Laukien family regardless of whether or not the acquisitions close. Disclose whether this dividend factored into the negotiations regarding the consideration to be paid and, if so, provide more detailed information regarding how the amount of such dividend was determined.

Response

        The disclosures appearing on page 30 of the Preliminary Proxy have been revised in response to the Staff's comment. The amount of this pre-closing special cash dividend, to be payable in Swiss francs, was originally contemplated to be valued at $66 million and was later adjusted to a total amount of 75 million Swiss francs. The determination of the size of the dividend was made solely by the Bruker BioSpin Group. The parties agreed that the final aggregate purchase price for the Bruker BioSpin Group would be reduced by the amount of the dividend.

7.
We note that according to your Form 8-K filed on December 3, 2007, the members of the special committee and Bruker BioSciences entered into a compensation and indemnification agreement pursuant to which they received cash fees for their service. Please provide, with a view toward disclosure in your proxy statement, a discussion of why this compensation agreement was entered into the same day the acquisition agreements were finalized.

Response

        As discussed in the Form 8-K filed on December 3, 2007, the company entered into the Compensation and Indemnification Agreement with the members of the special committee in order to properly compensate them for the time, effort and service provided to the Company in participating on the special committee and negotiating each of the transaction agreements. The Compensation and Indemnification Agreement also provides for indemnification of the special committee members for their actions in connection with their service on the special committee. The Company determined that it was prudent and convenient to have the board authorize the agreement at the same time as the other transaction documents were being considered. The timing and execution of the agreement was not material to the negotiation or finalization of the terms of the transaction and therefore we have limited revisions of the Preliminary Proxy to the agreement's effect on the compensation of directors during 2007 who were members of the special committee. Please refer to our revised disclosure on pages 124 and 127 of the Preliminary Proxy.

8.
Please expand the disclosure in an appropriate section of your document to provide the information required by section 1005(b) of Regulation M-A with respect to your acquisition of Bruker Optics during 2006.

Response

        We have included in the revised Preliminary Proxy an expanded description of the July 2006 acquisition of Bruker Optics. The description of the acquisition may be found under the heading "Acquisition of Bruker Optics" on page 109 of the revised Preliminary Proxy.

Securities and Exchange Commission
January 11, 2008

9.
We note your disclosure in the carryover paragraph on page 28 that Dr. Laukien would support all parties in a neutral fashion but would not be negotiating on behalf of either party. However, it appears from your subsequent disclosures on pages 29 through 30 that Dr. Laukien discussed with members of the special committee the proposed valuation of Bruker BioSpin. We note, for example, your disclosures regarding the events of September 30, October 2 and 4, 2007. Please revise to clarify the nature and extent of Dr. Laukien's involvement in these discussions.

Response

        The disclosures appearing on pages 29 and 30 of the Preliminary Proxy have been revised in response to the Staff's comment. Frank Laukien was present at the indicated meetings but did not actively participate in any negotiations.

Compensation Discussion and Analysis, page 129

10.
Revise to update the disclosure required by Items 402 and 404 of the Regulations S-K to include the compensation for your most recently completed fiscal year.

Response

        The director and executive compensation and related party disclosures required by Items 402 and 404 have been revised to include information for the Company's fiscal year ended December 31, 2007. Please note that certain compensation information has not yet been calculated because the Company is currently in the process of closing its financial statements for the 2007 fiscal year. The Company will include disclosure of this information in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its Proxy Statement on Schedule 14A to be filed with the Commission and delivered to stockholders in connection with the Company's 2008 Annual Meeting of Stockholders.

        Additionally, as requested in your letter, the Company acknowledges that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  •
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you require any further information concerning this matter, please contact me at (978) 663-3660 ext. 1151 or our counsel, Richard M. Stein of Nixon Peabody LLP, at (617) 345-6193.

Very truly yours,
/s/ FRANK H. LAUKIEN
Frank H. Laukien, Ph.D. Chairman, President and Chief Executive Officer